Form 40-F
period 2009-12-31
Ballard Power Systems Inc.
filed 2010-03-19
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number 000-53543

Ballard Power Systems Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name in English (if applicable))

CANADA
(Province or other jurisdiction of incorporation or organization)

3620
(Primary Standard Industrial Classification Code Number (if applicable))

Not applicable
(I.R.S. Employer Identification Number (if applicable))

     9000 Glenlyon Parkway
Burnaby, British Columbia V5J 5J8
(604) 454-0900
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 8th Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
Common Shares	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

83,973,988 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files.)

Yes [ ]	No [ ]

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-156553 and 333-161807).

Principal Documents

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

·   the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008;
·   the Company’s Management Discussion and Analysis for the year ended December 31, 2009; and
·   the Company’s Annual Information Form for the year ended December 31, 2009.

Disclosure Controls and Procedures

The required disclosure is included in “Management’s Discussion and Analysis,” which is incorporated herein by reference to Exhibit 99.2.

Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in “Management’s Discussion and Analysis,” which is incorporated herein by reference to Exhibit 99.2.

The Registrant's independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Registrant's internal control over financial reporting. KPMG LLP's attestation is located in the Report of Independent Registered Public Accounting Firm, which is incorporated herein by reference to Exhibit 99.1.

Audit Committee and Audit Committee Financial Expert

The required disclosure is included in the Annual Information Form, under the heading “Board Committees - Audit Committee,” which is incorporated herein by reference to Exhibit 99.3.

Code of Ethics

The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees.  A copy of the code of ethics has been posted on the Registrant’s Internet website at www.ballard.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant.  No substantive amendments have been made to the code of ethics within the past year and no waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions.

Principal Accountant Fees and Services

The required disclosure is included in the Annual Information Form, under the heading “Board Committees - Audit Committee,” which is incorporated herein by reference to Exhibit 99.3

Off-Balance Sheet Arrangements

The required disclosure is included in “Management’s Discussion and Analysis,” which is incorporated herein by reference to Exhibit 99.2.

Tabular Disclosure of Contractual Obligations

The required disclosure is included in “Management’s Discussion and Analysis,” which is incorporated herein by reference to Exhibit 99.2.

NASDAQ Corporate Governance

Pursuant to Rule 5615(a)(3) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 5620(c) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company's voting common stock. The Company's by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Company's 2009 Annual General Meeting of Shareholders, holders of 46.37% of the common shares were present or represented by proxy at the meeting.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant has previously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Ballard Power Systems Inc.

By (Signature and Title)	/s/ John W. Sheridan John W. Sheridan
President and Chief Executive Officer

Date: March 19, 2010

EXHIBIT LIST
Exhibit	Description

99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2009 and 2008.

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2009.

99.3	Annual Information Form for Ballard Power Systems Inc. dated as of March 15, 2010.

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP