Form 40-F
period 2010-12-31
Ballard Power Systems Inc.
filed 2011-03-10
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 000-53543

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
Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

84,148,465 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files.)

Yes ☐	No ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant's Registration Statement under the Securities Act of 1933: Form S-8 (File No. 333-156553 and 333-161807).

Principal Documents

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

●	the Company’s Annual Information Form for the year ended December 31, 2010;

●	the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2010 and 2009; and

●	the Company’s Management Discussion and Analysis for the year ended December 31, 2010.

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

Code of Ethics

The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees.  A copy of the code of ethics is filed as Exhibit 99.4, has been posted on the Registrant’s Internet website at www.ballard.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant.  The Company amended its code of ethics on September 21, 2010.  The code of ethics was amended to (i) prohibit improper payments to government officials; (ii) expand the procedures for reporting wrongdoing or serious misconduct to include making an anonymous report via Ballard’s web reporting site; and (iii) make certain other administrative changes.  No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions.

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

NASDAQ Corporate Governance

Pursuant to Rule 5615(a)(3) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 5620(c) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company's voting common stock. The Company's by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Company's 2010 Annual General Meeting of Shareholders, holders of 48.39% of the common shares were present or represented by proxy at the meeting.

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

Registrant:   Ballard Power Systems Inc.

By (Signature and Title)	/s/ John W. Sheridan
John W. Sheridan President and Chief Executive Officer

Date: March 9, 2011

EXHIBIT LIST

Exhibit	Description

99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2010 and 2009

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2010

99.3	Annual Information Form for Ballard Power Systems Inc. dated as of March 9, 2011

99.4	Code of Ethics

99.5	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of KPMG LLP