Form 40-F
period 2011-12-31
Ballard Power Systems Inc.
filed 2012-02-23
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 000-53543

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

84,550,524 Common Shares

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

Principal Documents

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  the Company’s Annual Information Form for the year ended December 31, 2011;

  the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2011 and 2010; and

  the Company’s Management Discussion and Analysis for the year ended December 31, 2011.

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

Code of Ethics

The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees. A copy of the code of ethics was previously filed with the Securities and Exchange Commission, is posted on the Registrant’s Internet website at www.ballard.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant. No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions.

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

NASDAQ Corporate Governance

Pursuant to Rule 5615(a)(3) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 5620(c) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company's voting common stock. The Company's by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Company's 2011 Annual General Meeting of Shareholders, holders of 39.73% of the common shares were present or represented by proxy at the meeting.

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

Registrant:	Ballard Power Systems Inc.

By (Signature	/s/ John W. Sheridan
and Title)
John W. Sheridan
President and Chief Executive Officer

Date: February 23, 2012

EXHIBIT LIST

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2011 and 2010

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2011

99.3	Annual Information Form for Ballard Power Systems Inc. dated as of February 23, 2012

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP

5