Form 40-F
period 2012-12-31
Ballard Power Systems Inc.
filed 2013-03-15
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number 000-53543

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

91,801,477 Common Shares

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

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the following Registration Statements of the Registrant filed under the Securities Act of 1933: Form S-8 (File No. 333-156553 and 333-161807); and Form F-10 (File No. 333-180579).

Documents Incorporated by Reference

The following documents of Ballard Power Systems Inc. (the “Registrant” or the “Company”) are filed as exhibits to this annual report and are incorporated by reference herein:

  the Registrant’s Annual Information Form for the year ended December 31, 2012;
  the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2012 and 2011; and
  the Registrant’s Management Discussion and Analysis for the year ended December 31, 2012.

Explanatory Note

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the United States Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements in accordance with International Financial Reporting Standards, as issued by the International Financial Accounting Boards, and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company incorporated by reference in this report may not be comparable to financial statements of United States companies.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will” and similar expressions, or by statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form incorporated by reference in this report.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Disclosure Controls and Procedures

The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

Management’s Annual Report on Internal Control Over Financial Reporting

The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2. The Registrant’s independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Registrant’s internal control over financial reporting. KPMG LLP’s attestation is located in the Report of Independent Registered Public Accounting Firm, which is incorporated herein by reference to Exhibit 99.1.

Identification of the Audit Committee and Audit Committee Financial Expert

The required disclosure is included in the Annual Information Form, under the heading “Audit Committee Matters”, which is incorporated herein by reference to Exhibit 99.3. The Audit Committee has at least one member, Ian A. Bourne, who qualifies as an audit committee financial expert under applicable securities regulations.

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

Principal Accountant Fees and Services

The required disclosure is included in the Annual Information Form, under the heading “Audit Committee Matters,” which is incorporated herein by reference to Exhibit 99.3

Off-Balance Sheet Arrangements

The required disclosure is included under the heading “Off-Balance Sheet Arrangements & Contractual Obligations” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2. The information pertaining to the Registrant’s indemnification arrangements contained in the Annual Information Form, under the heading “Material Contracts”, is also incorporated herein by reference to Exhibit 99.3.

Tabular Disclosure of Contractual Obligations

The following table lists, as of December 31, 2012, information with respect to our contractual obligations (dollar amounts are expressed in thousands of U.S. dollars):

	Payments due by period,
		Less than
Contractual Obligations	Total	one year	1-3 years	3-5 years	After 5 years
Operating leases	$21,574	$2,520	$5,327	$5,499	$8,228
Capital leases	20,437	1,924	4,063	3,315	11,135
Purchase obligations	300	300	-	-	-
Asset retirement obligations	6,366	-	-	-	6,366
Employee future benefits	6,161	-	-	-	6,161
Total contractual obligations	$54,838	$4,744	$9,390	$8,814	$31,890

The additional required disclosure is included under the heading “Off-Balance Sheet Arrangements & Contractual Obligations” in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

NASDAQ Corporate Governance

The Registrant’s common shares are listed on the NASDAQ Global Market (“Nasdaq”). Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer, such as the Registrant, to follow its home country practice in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. For a discussion of the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements, please refer to our website at www.ballard.com.

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

Registrant: Ballard Power Systems Inc.

By (Signature	/s/ Tony Guglielmin
and Title)
Tony Guglielmin
Vice President and Chief Financial Officer

Date: March 15, 2013

EXHIBIT LIST

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2012 and 2011

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2012

99.3	Annual Information Form for Ballard Power Systems Inc. dated as of March 15, 2013

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP