Form 40-F
period 2013-12-31
Ballard Power Systems Inc.
filed 2014-02-27
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number 000-53543

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

110,133,901 Common Shares

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

Documents Incorporated by Reference

The following documents of Ballard Power Systems Inc. (the “Registrant” or the “Company”) are filed as exhibits to this annual report and are incorporated by reference herein:

●	the Registrant’s Annual Information Form for the year ended December 31, 2013;
●	the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012; and
●	the Registrant’s Management's Discussion and Analysis for the year ended December 31, 2013.

Explanatory Note

The Company is a Canadian corporation eligible to file its annual report pursuant to Section 13 of the United States Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

Registrant:	Ballard Power Systems Inc.

By (Signature	/s/ Tony Guglielmin
and Title)	___________________________________
Tony Guglielmin
Vice President and Chief Financial Officer

Date: February 26, 2014

EXHIBIT LIST

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2013 and 2012

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2013

99.3	Annual Information Form for Ballard Power Systems Inc. dated as of February 26, 2014

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP