Form 40-F
period 2014-12-31
Ballard Power Systems Inc.
filed 2015-02-27
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number 000-53543

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

132,104,116 Common Shares

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

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the following Registration Statements of the Registrant filed under the Securities Act of 1933: Form S-8 (File No. 333-156553 and 333-161807); and Form F-10 (File No. 333-195606).

Documents Incorporated by Reference

The following documents of Ballard Power Systems Inc. (the “Registrant” or the “Company”) are filed as exhibits to this annual report and are incorporated by reference herein:

•	the Registrant’s Annual Information Form for the year ended December 31, 2014;
•	the Registrant’s Audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013; and
•	the Registrant’s Management Discussion and Analysis for the year ended December 31, 2014.

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

Identification of the Audit Committee and Audit Committee Financial Expert

The Registrant has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The related required disclosures are included in the Annual Information Form, under the heading “Audit Committee Matters”, which is incorporated herein by reference to Exhibit 99.3.  The Registrant’s Board of Directors has determined that the Audit Committee has at least one member, Ian A. Bourne, who qualifies as an independent audit committee financial expert under applicable securities regulations.

Code of Ethics

The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees. A copy of the code of ethics is posted on the Registrant’s Internet website at www.ballard.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant. The code of ethics was amended in December 2014 to make clerical and administrative changes.  No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2014.

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

Registrant:	Ballard Power Systems Inc.

By (Signature and Title)	/s/ Tony Guglielmin
Tony Guglielmin
Vice President and Chief Financial Officer

Date: February 26, 2015

EXHIBIT LIST

Exhibit	Description

99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2014 and 2013

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2014

99.3	Annual Information Form for Ballard Power Systems Inc. dated as of February 26, 2015

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP