Form 40-F
period 2015-12-31
Ballard Power Systems Inc.
filed 2016-02-25
CIK 1453015

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2015	Commission File Number: 000-53543
____________________

Ballard Power Systems Inc.
(Exact name of registrant as specified in its charter)

Canada	3620	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

9000 Glenlyon Parkway
Burnaby, BC
Canada V5J 5J8
(604) 454-0900
(Address and telephone number of registrant’s principal executive offices)
____________________

CT Corporation System
111 8th Avenue
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
____________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 156,837,187 common shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐  Yes    ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐  Yes    ☐  No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the following Registration Statements of the Registrant filed under the Securities Act of 1933: Form S-8 (File No. 333-156553 and 333-161807); and Form F-10 (File No. 333-195606).

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ballard Power Systems Inc. (the “Registrant” or the “Company”) are filed as exhibits to this Annual Report are hereby incorporated by reference herein:

●	the Registrant’s Annual Information Form for the year ended December 31, 2015;
●

the Registrant’s Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2015 and 2014, including the notes thereto, together with the report of the independent auditors thereon; and

●	the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2015.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

The Board has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Ian A. Bourne, Douglas P. Hayhurst, Edwin J. Kilroy, Marty T. Neese, James Roche, Carol M. Stephenson, David B. Sutcliffe and Ian Sutcliffe, each of whom the Board has determined is independent under Rule 10A-3 under the Exchange Act. The related required disclosures are included in the Annual Information Form, under the heading “Audit Committee Matters”, which is incorporated herein by reference to Exhibit 99.3. The Registrant’s Board of Directors has determined that the Audit Committee has at least one member, Ian A. Bourne, who qualifies as an independent audit committee financial expert under applicable securities regulations.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees. A copy of the code of ethics is posted on the Registrant’s Internet website at www.ballard.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant. No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2015.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included in the Annual Information Form, under the heading “Audit Committee Matters,” which is incorporated herein by reference to Exhibit 99.3.

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

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BALLARD POWER SYSTEMS INC.

Date: February 25, 2016	By: /s/ Tony Guglielmin
Name: Tony Guglielmin
Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2015 and 2014

99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2015

99.3	Annual Information Form for Ballard Power Systems Inc. dated as of February 25, 2016

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP