Form 40-F
period 2016-12-31
Ballard Power Systems Inc.
filed 2017-03-03
CIK 1453015

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2016	Commission File Number: 000-25270
____________________

Ballard Power Systems Inc.
(Exact name of registrant as specified in its charter)

Canada	3620	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, there were 174,749,630 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐  Yes    ☐  No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the following Registration Statements of the Registrant filed under the Securities Act of 1933: Form S-8 (File No. 333-156553 and 333-161807); and Form F-10 (File No. 333-211780).

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ballard Power Systems Inc. (the “Registrant” or the “Company”) are filed as exhibits to this Annual Report are hereby incorporated by reference herein:

●	the Registrant’s Annual Information Form for the year ended December 31, 2016;
●	the Registrant’s Audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2016 and 2015, including the notes thereto, together with the report of the independent auditors thereon; and
●	the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2016.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Registrant’s internal control over financial reporting. KPMG LLP’s attestation is located in the Report of Independent Registered Public Accounting Firm included in the Registrant’s Audited Consolidated Financial Statements, which is incorporated herein by reference to Exhibit 99.1.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The required disclosure is included in Management’s Discussion and Analysis, which is incorporated herein by reference to Exhibit 99.2.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Board has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Ian A. Bourne, Douglas P. Hayhurst, Duy-Loan Le, Marty T. Neese, James Roche, Carol M. Stephenson, and Ian Sutcliffe, each of whom the Board has determined is independent, as that term is defined in the listing standards of the NASDAQ Global Market (“Nasdaq”). The related required disclosures are included in the Annual Information Form, under the heading “Audit Committee Matters”, which is incorporated herein by reference to Exhibit 99.3.

The Registrant’s Board of Directors has determined that the Audit Committee has at least one member, Ian A. Bourne, who qualifies as an audit committee financial expert under as defined in paragraph (8)(b) of General Instruction B of Form 40-F, and is independent, as defined in the listing standards of Nasdaq.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees. A copy of the code of ethics is posted on the Registrant’s Internet website at www.ballard.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant. No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2016.

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

NASDAQ CORPORATE GOVERNANCE

The Registrant’s common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer, such as the Registrant, to follow its home country practice in lieu of most of the requirements of the 5600 Series of the Nasdaq Marketplace Rules. For a discussion of the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance requirements, please refer to our website at www.ballard.com.

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

BALLARD POWER SYSTEMS INC.

Date: March 3, 2017	By: /s/ Tony Guglielmin
Name: Tony Guglielmin
Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2016 and 2015
99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2016
99.3	Annual Information Form for Ballard Power Systems Inc. dated as of March 1, 2017
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP