Form 40-F
period 2018-12-31
Ballard Power Systems Inc.
filed 2019-03-07
CIK 1453015

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2018	Commission File Number: 000-53543
____________________
Ballard Power Systems Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	3620	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification No.)
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
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, there were 231,812,809 common shares outstanding.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes ☐  No
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the Registrant was required to submit such files). ☒  Yes ☐  No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

This Annual Report (this “Annual Report”) on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the following Registration Statements of the Registrant filed under the Securities Act of 1933: Form S-8 (File No. 333-225494, 333-161807 and 333-156553); and Form F-10 (File No. 333-225493).
DOCUMENTS INCORPORATED BY REFERENCE
The following documents of Ballard Power Systems Inc. (the “Registrant” or the “Company”) are filed as exhibits to this Annual Report and are hereby incorporated by reference herein:

●	the Registrant’s Annual Information Form for the year ended December 31, 2018;
●
the Registrant’s Audited Consolidated Financial Statements as at and for the years ended December 31, 2018 and 2017, including the notes thereto, together with the report of the independent registered public accounting firm thereon; and

●	the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2018.
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
The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Financial Accounting Boards, and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company incorporated by reference in this Annual Report may not be comparable to financial statements of United States companies.
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
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
The Board has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Douglas P. Hayhurst, Ian Sutcliffe, and Janet Woodruff and James Roche is an ex officio member of the Audi Committee, each of whom the Board has determined is independent, as that term is defined in the listing standards of the NASDAQ Global Market (“Nasdaq”) and Rule 10A-3 of the Exchange Act.
The Registrant’s Board of Directors has determined that the Audit Committee has at least two members, Douglas P. Hayhurst and Janet Woodruff, who qualify as an audit committee financial expert under as defined in paragraph (8)(b) of General Instruction B of Form 40-F, and is independent, as defined in the listing standards of Nasdaq. A description of Mr. Hayhurst’s qualifications are included in the Annual Information Form, under the heading “Audit Committee Matters”, which is incorporated herein by reference to Exhibit 99.3.
CODE OF ETHICS
The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees. A copy of the code of ethics is posted on the Registrant’s Internet website at www.ballard.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant at the principal executive offices of the Registrant provided above. If there are any amendments to the code of ethics, the Registrant intends to provide a brief description of the amendment and a copy of the amendment via its website. No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2018.
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

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2018 and 2017
99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2018
99.3	Annual Information Form for Ballard Power Systems Inc. for the year ended December 31, 2018
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BALLARD POWER SYSTEMS INC.

Date: March 7, 2019	By: /s/ Anthony Guglielmin
Name: Anthony Guglielmin
Title: Vice President and Chief Financial Officer