Form 40-F/A
period 2018-12-31
Ballard Power Systems Inc.
filed 2019-05-02
CIK 1453015

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
AMENDMENT NO. 2
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
EXPLANATORY NOTE
Ballard Power Systems Inc. (the “Registrant” or the “Company”) is filing this Amendment No. 2 (the “Amendment to Form 40-F”) to the Annual Report on Form 40-F (the “Original Form 40-F”) for the fiscal year ended December 31, 2018 for the sole purpose of correcting certain date references and an erroneous reference to U.S. generally accepted accounting principles in the reports of independent registered public accounting firm set forth in the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017, attached hereto as Exhibit 99.1.
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

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2018 and 2017
99.2*	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2018
99.3*	Annual Information Form for Ballard Power Systems Inc. for the year ended December 31, 2018
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Previously filed.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BALLARD POWER SYSTEMS INC.

Date: May 2, 2019	By: /s/ Anthony Guglielmin
Name: Anthony Guglielmin
Title: Vice President and Chief Financial Officer