Form 40-F
period 2019-12-31
Ballard Power Systems Inc.
filed 2020-03-05
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2019	Commission File Number:	000-53543
____________________
Ballard Power Systems Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	3620	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification No.)
9000 Glenlyon Parkway
Burnaby, BC
Canada V5J 5J8
(604) 454-0900
(Address and telephone number of registrant’s principal executive offices)
____________________
C T Corporation System
28 Liberty St.
New York, NY 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
____________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares	BLDP	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, there were 233,539,538 common shares outstanding.
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
DOCUMENTS INCORPORATED BY REFERENCE
The following documents of Ballard Power Systems Inc. (the “Registrant” or the “Company”) are filed as exhibits to this Annual Report and are hereby incorporated by reference herein:

●	the Registrant’s Annual Information Form for the year ended December 31, 2019;
●	the Registrant’s Audited Consolidated Financial Statements as at and for the years ended December 31, 2019 and 2018, including the notes thereto, together with the report of the independent registered public accounting firm thereon; and
●	the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2019.
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
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
The Board has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Douglas P. Hayhurst, Ian Sutcliffe, and Janet Woodruff and James Roche is an ex officio member of the Audit Committee, each of whom the Board has determined is independent, as that term is defined in the listing standards of the NASDAQ Global Market (“Nasdaq”) and Rule 10A-3 of the Exchange Act.
The Registrant’s Board of Directors has determined that the Audit Committee has at least two members, Douglas P. Hayhurst and Janet Woodruff, who qualify as an audit committee financial expert under as defined in paragraph (8)(b) of General Instruction B of Form 40-F, and is independent, as defined in the listing standards of Nasdaq. A description of Mr. Hayhurst’s and Ms. Woodruff's qualifications are included in the Annual Information Form, under the heading “Audit Committee Matters”, which is incorporated herein by reference to Exhibit 99.3.
CODE OF ETHICS
The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees. A copy of the code of ethics is posted on the Registrant’s Internet website at www.ballard.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant at the principal executive offices of the Registrant provided above. If there are any amendments to the code of ethics, the Registrant intends to provide a brief description of the amendment and a copy of the amendment via its website. No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2019.
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

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2019 and 2018
99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2019
99.3	Annual Information Form for Ballard Power Systems Inc. for the year ended December 31, 2019
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP
101	Interactive Data File, formatted as Inline XBRL
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BALLARD POWER SYSTEMS INC.

Date: March 5, 2020	By: /s/ Anthony Guglielmin
Name: Anthony Guglielmin
Title: Vice President and Chief Financial Officer