Form 40-F
period 2021-12-31
Ballard Power Systems Inc.
filed 2022-03-14
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2021	Commission File Number:	000-53543
____________________
Ballard Power Systems Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	3620	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification No.)
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
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, there were 297,700,295 common shares outstanding.
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

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2021 and 2020
99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2021
99.3	Annual Information Form for Ballard Power Systems Inc. for the year ended December 31, 2021
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP (PCAOB ID: 85)
101	Interactive Data File, formatted as Inline XBRL
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BALLARD POWER SYSTEMS INC.

Date: March 14, 2022	By: /s/ Paul Dobson
Name: Paul Dobson
Title: Senior Vice President and Chief Financial Officer