Form 40-F
period 2022-12-31
Ballard Power Systems Inc.
filed 2023-03-17
CIK 1453015

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2022 and 2021

MANAGEMENT’S REPORT
Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting
The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2022. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.
The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2022. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“RANDALL MACEWEN”	“PAUL DOBSON”

RANDALL MACEWEN	PAUL DOBSON
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
March 16, 2023	March 16, 2023

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. and subsidiaries (the Corporation) as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2022 and 2021, and its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2023 expressed “an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting”.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Corporation has changed its method of accounting for onerous contracts as of January 1, 2022 due to the adoption of Amendments to IAS 37.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Critical Audit Matter

The critical audit matter communicated below is the matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimated costs to complete engineering and technology transfer services for long-term fixed-price contracts

As discussed in Notes 4(j) and 5(a) to the consolidated financial statements, the Corporation recognizes engineering and technology transfer service revenues from long-term fixed-price contracts over time by multiplying the expected consideration from the contract by the ratio of the cost incurred to date to estimated costs to complete the contract. Engineering and technology transfer service revenues from long-term fixed-price contracts are inherently uncertain in that total revenue from these contracts is fixed while the amount recognized to a period end requires estimates of costs to complete these contracts which estimates are subject to significant variability. As discussed in Note 23 to the consolidated financial statements, engineering and technology transfer service revenues from long-term fixed-price contracts totaled $31,037 thousand for the year ended December 31, 2022.
We identified the evaluation of the estimate of costs to complete engineering and technology transfer services for long-term fixed-price contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions used to estimate costs to complete the contracts, including the estimated labour hours and cost of materials to complete the contracts.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the Corporation’s determination of estimated costs to complete long-term fixed-price contracts, including the determination of significant assumptions. For a selection of long-term fixed-price contracts we compared the Corporation’s historical estimated costs to complete contracts to actual labour hours and cost of materials incurred to assess the Corporation’s ability to accurately forecast. We evaluated the estimated costs to completion for a selection of customer contracts, by (1) inspecting contractual documents with customers to understand the timing of services; (2) interviewing operational personnel of the Corporation to evaluate progress to date, the estimate of costs to complete contracts, and factors impacting the estimated labour hours and cost of material to complete the contracts; (3) evaluating contract progress by inspecting correspondence between the Corporation and the customer; (4) evaluating the cost to complete the contracts for consistency with the status of delivery and the underlying contractual terms; (5) comparing the Corporation’s current estimate of costs to complete the contracts to those estimated in prior periods and investigating changes during the period; and (6) comparing labour hours and cost of materials incurred subsequent to the Corporation’s year-end date to assess the consistency with the estimated costs for the period.

//s// KPMG LLP
We have served as the Corporation’s auditor since 1999.
Chartered Professional Accountants

Vancouver, Canada
March 16, 2023

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ballard Power Systems Inc.’s and subsidiaries’ (the Corporation) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 16, 2023 expressed “an unqualified opinion on those consolidated financial statements”.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting” . Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP
Vancouver, Canada
March 16, 2023

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2022	December 31, 2021
Assets

Current assets:
Cash and cash equivalents		$913,730	$1,123,895
Short-term investments		2,011	3,004
Trade and other receivables	9	48,696	46,395
Inventories	10	58,050	51,518
Prepaid expenses and other current assets		6,020	4,374
Total current assets		1,028,507	1,229,186

Non-current assets:
Property, plant and equipment	11	82,361	56,061
Intangible assets	12 & 27	5,214	20,788
Goodwill	13	64,268	64,268
Investments	14	66,357	70,292
Other long-term assets		370	348
Total assets		$1,247,077	$1,440,943

Liabilities and Equity

Current liabilities:
Trade and other payables	16	$40,333	$39,555
Deferred revenue	17	8,030	12,109
Provisions and other current liabilities	18	20,910	28,257
Current lease liabilities	19	3,895	3,238
Total current liabilities		73,168	83,159

Non-current liabilities:
Non-current lease liabilities	19	11,836	13,882
Deferred gain on finance lease liability	19	902	1,318
Provisions and other non-current liabilities	18	1,805	8,895
Employee future benefits	20	455	1,894
Deferred income tax liability	29	—	3,578
Total liabilities		88,166	112,726

Equity:
Share capital	21	2,420,396	2,416,256
Contributed surplus	21	300,764	297,819
Accumulated deficit		(1,560,759)	(1,387,579)
Foreign currency reserve		(1,490)	1,721
Total equity		1,158,911	1,328,217
Total liabilities and equity		$1,247,077	$1,440,943
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Loss and Comprehensive Income (Loss)
For the years ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2022	2021

Revenues:
Product and service revenues	23 & 32	$83,786	$104,505
Cost of product and service revenues		96,881	90,492
Gross margin		(13,095)	14,013

Operating expenses:
Research and product development		95,952	62,162
General and administrative		28,754	24,725
Sales and marketing		12,851	12,904
Other expense	25	8,247	2,325
Total operating expenses		145,804	102,116

Results from operating activities		(158,899)	(88,103)
Finance loss and other	26	(2,102)	(8,813)
Finance expense	26	(1,279)	(1,294)
Net finance loss		(3,381)	(10,107)

Equity in loss of investment in joint venture and associates	14 & 30	(11,617)	(16,140)
Impairment charges on property, plant and equipment	11	(7)	(263)
Impairment charges on intangible assets	12 & 27	(13,017)	—
Recovery on settlement of contingent consideration	28	9,891	—
Loss before income taxes		(177,030)	(114,613)

Income tax recovery	29	3,536	216
Net loss from continued operations		(173,494)	(114,397)

Net income from discontinued operations	8	—	164
Net loss		$(173,494)	$(114,233)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	20	1,514	2,170
		1,514	2,170
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(3,211)	814
		(3,211)	814
Other comprehensive income (loss), net of tax		(1,697)	2,984
Total comprehensive loss		$(175,191)	$(111,249)

Basic and diluted loss per share
Loss per share		$(0.58)	$(0.39)

Weighted average number of common shares outstanding		298,093,270	295,293,438

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars except number of shares)

	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Foreign currency reserve	Total equity
Balance, December 31, 2020	282,078,177	$1,884,735	$290,761	$(1,275,516)	$907	$900,887
Net loss	—	—	—	(114,233)	—	(114,233)
Deferred share consideration related to acquisition (notes 7 & 21)	—	—	4,851	—	—	4,851
Equity offerings (note 21)	14,870,000	527,291	—	—	—	527,291
DSUs redeemed (note 21)	46,388	127	(1,417)	—	—	(1,290)
RSUs redeemed (note 21)	156,449	577	(4,934)	—	—	(4,357)
Options exercised (note 21)	549,281	3,526	(1,111)	—	—	2,415
Share-based compensation (note 21)	—	—	9,669	—	—	9,669
Other comprehensive loss:
Defined benefit plan actuarial gain (note 20)	—	—	—	2,170	—	2,170
Foreign currency translation for foreign operations	—	—	—	—	814	814
Balance, December 31, 2021	297,700,295	$2,416,256	$297,819	$(1,387,579)	$1,721	$1,328,217
Onerous contracts provision (notes 4 & 18)	—	—	—	(1,200)	—	(1,200)
Restated balance, January 1, 2022	297,700,295	$2,416,256	$297,819	$(1,388,779)	$1,721	$1,327,017

Net loss	—	—	—	(173,494)	—	(173,494)
Deferred share consideration related to acquisition (notes 7 & 21)	112,451	1,762	(1,782)	—	—	(20)
DSUs redeemed (note 21)	58,990	244	(997)	—	—	(753)
RSUs redeemed (note 21)	217,832	785	(3,251)	—	—	(2,466)
Options exercised (note 21)	304,635	1,349	(433)	—	—	916
Share-based compensation (note 21)	—	—	9,408	—	—	9,408
Other comprehensive income (loss):
Defined benefit plan actuarial gain (note 20)	—	—	—	1,514	—	1,514
Foreign currency translation for foreign operations	—	—	—	—	(3,211)	(3,211)
Balance, December 31, 2022	298,394,203	$2,420,396	$300,764	$(1,560,759)	$(1,490)	$1,158,911

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2022	2021
Cash provided by (used in):
Operating activities:
Net loss for the year		$(173,494)	$(114,233)
Adjustments for:
Depreciation and amortization		13,357	9,752
Impairment loss on trade receivables	25	73	54
Unrealized loss on forward contracts		862	519
Equity in loss of investment in joint venture and associates	14 & 30	11,617	16,140
Net decrease in fair value of investments	14 & 33	16,877	9,024
Impairment charges on property, plant and equipment	11	7	263
Impairment charges on intangible assets	12 & 27	13,017	—
Recovery on settlement of contingent consideration	28	(9,891)	—
Accretion (dilution) on decommissioning liabilities		(73)	113
Employee future benefits	20	82	131
Employee future benefits plan contributions	20	(7)	(8)
Share-based compensation	21	9,408	9,669
Deferred income tax recovery		(3,578)	(300)
		(121,743)	(68,876)
Changes in non-cash working capital:
Trade and other receivables		(2,945)	9,640
Inventories		(6,532)	(22,996)
Prepaid expenses and other current assets		(1,668)	(810)
Trade and other payables		2,182	1,408
Deferred revenue		(4,079)	2,221
Warranty provision		2,614	(1,063)
		(10,428)	(11,600)
Cash used in operating activities		(132,171)	(80,476)

Investing activities:
Net decrease in short-term investments	33	1,010	336
Contributions to long-term investments	14	(17,913)	(51,757)
Additions to property, plant and equipment	11	(33,932)	(13,158)
Investment in intangible assets	12	(550)	(1,543)
Investment in joint venture and associates	14	(9,272)	(12,351)
Consideration paid related to acquisition	7 & 28	(14,900)	(7,157)
Cash used in investing activities		(75,557)	(85,630)

Financing activities:
Principal payments of lease liabilities	19	(3,322)	(2,798)
Net proceeds on issuance of share capital from share option exercises	21	916	2,415
Net proceeds on issuance of share capital from equity offering	21	—	527,291
Cash provided by (used in) financing activities		(2,406)	526,908

Effect of exchange rate fluctuations on cash and cash equivalents held		(31)	(337)
Increase (decrease) in cash and cash equivalents		(210,165)	360,465

Cash and cash equivalents, beginning of year		1,123,895	763,430
Cash and cash equivalents, end of year		$913,730	$1,123,895
Supplemental disclosure of cash flow information (note 31). See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1.     Reporting entity:
The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of the Corporation's extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.
The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the years ended December 31, 2022 and 2021 comprise the Corporation and its subsidiaries (note 4(a)).

2.     Basis of preparation:
(a)    Statement of compliance:
These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 16, 2023.
Details of the Corporation's significant accounting policies are included in note 4.
(b)    Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•Financial assets classified as measured at fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.
(c)    Functional and presentation currency:
These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.
(d)    Use of estimates:
The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, and employee future benefits. These estimates and judgments are discussed further in note 5.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

2.     Basis of preparation (cont'd):
(e)    Future operations:
The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to achieve its liquidity objective. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.
The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over cash operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.     Changes in accounting policies:
The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements.
The Corporation has initially adopted Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37), effective January 1, 2022.
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the "costs of fulfilling a contract" comprise both:
•the incremental costs – e.g. direct labour and materials; and
•an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. At the date of initial application of the amendments to IAS 37, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other component of equity, as appropriate. The comparatives are not restated.
On completion of a review of the Corporation's "open" contracts as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, additional onerous contract costs of $1,200,000 were recognized as an opening balance adjustment to accumulated deficit. As of December 31, 2022, total onerous contract cost provisions of $4,400,000 have been accrued in provisions and other current liabilities.
A number of new standards and interpretations became effective from January 1, 2022 however, they did not have a material impact on the Corporation's consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies:
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.
(a)    Basis of consolidation:
The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2022	2021
Ballard Motive Solutions	100%	100%
Guangzhou Ballard Power Systems Co., Ltd.	100%	100%
Ballard Power Systems Europe A/S	100%	100%
Ballard Hong Kong Ltd.	100%	100%
Ballard US Inc.	100%	100%
Ballard Services Inc.	100%	100%
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Corporation	100%	100%
Subsidiary Entities
Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.
(i) Ballard Motive Solutions
On November 11, 2021, the Corporation acquired Ballard Motive Solutions (formerly Arcola Energy Limited), a UK-based systems engineering company specializing in hydrogen fuel cell systems and powertrain integration.
(ii)    Guangzhou Ballard Power Systems
On January 10, 2017, the Corporation incorporated Guangzhou Ballard Power Systems Co., Ltd. ("GBPS"), a 100% wholly foreign-owned enterprise ("WFOE") in China to serve as the Corporation's operations entity for all of China.
(iii)    Ballard Power Systems Europe A/S
On January 18, 2010, the Corporation acquired a 45% interest in its European subsidiary, Ballard Power Systems Europe A/S ("BPSE"). BPSE (formerly Dantherm Power A/S) has been consolidated since acquisition. In August 2010, the Corporation acquired an additional 7% interest and a further 5% interest in December 2012. On January 5, 2017, the Corporation purchased the remaining 43% interest in its subsidiary, held by Dansk Industri Invest A/S, thus resulting in the Corporation now owning 100% of BPSE. BPSE supports a growing market and customer base with sales, business development, engineering, manufacturing and service capabilities.
(iv)    Ballard Hong Kong Ltd.
On July 19, 2016, the Corporation incorporated Ballard Hong Kong Ltd. (“BHKL”), a 100% owned holding company in Hong Kong, China.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(a)    Basis of consolidation (cont'd):
(v)    Ballard Unmanned Systems
On October 1, 2015, the Corporation acquired Ballard Unmanned Systems (formerly Protonex Technology Corporation), a designer and manufacturer of advanced power management products and portable fuel cell solutions. On October 14, 2020, the Corporation completed an agreement to sell the remaining business assets of this subsidiary (note 8). The entity will remain held by the Corporation and has been re-named Ballard US Inc.
Equity Investment Entities
The Corporation also has a non-controlling, 49% interest (2021 - 49%), in Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV") and a non-controlling, 10% interest (2021 - 10%), in Guangdong Synergy Ballard Hydrogen Power Co., Ltd (“Synergy Ballard JVCo”). Both of these associated companies are accounted for using the equity method of accounting.
(i)    Weichai Ballard JV
On November 13, 2018, the Corporation, through Ballard Hong Kong Ltd. ("BHKL"), established a joint venture company, Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV"), in Shandong province to support China's fuel cell electric vehicle market, with Weichai Power ("Weichai") holding a controlling ownership interest of 51% and the Corporation holding a non-controlling 49% ownership position. Weichai Ballard JV's business is to manufacture fuel cell products utilizing the Corporation's liquid-cooled fuel cell stack ("LCS") and LCS-based power modules for bus, commercial truck and forklift applications with certain exclusive rights in China.
During the years 2018 through 2022, Weichai has made all of its committed capital contributions totaling RMB 561,000,000 and the Corporation has made all of its committed capital contributions totaling RMB 539,000,000 ($79,369,000). Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions. Weichai Ballard JV is not controlled by the Corporation and therefore is not consolidated. The Corporation's 49% investment in Weichai Ballard JV is accounted for using the equity method of accounting.
(ii)    Synergy Ballard JVCo
On September 26, 2016, the Corporation, through BHKL, established a joint venture company, Guangdong Synergy Hydrogen Power Co., Ltd (“Synergy Ballard JVCo”), located in Guangdong province in China. Synergy Ballard JVCo's business is to manufacture fuel cell products utilizing the Corporation's FCvelocity®-9SSL fuel cell stack technology for use primarily in fuel cell engines assembled and sold in China.
The Corporation holds a non-controlling 10% interest in the joint venture, Synergy Ballard JVCo, together with Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd. (a member of the “Synergy Group”) who holds a controlling 90% interest. Synergy Ballard JVCo is not controlled by the Corporation and therefore is not consolidated. The Corporation’s 10% investment in Synergy Ballard JVCo is accounted for using the equity method of accounting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(b)    Foreign currency:
(i)    Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the statement of financial position date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.
(ii)    Foreign operations
The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.
(c)    Financial instruments:
(i)    Financial assets
The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.
Financial assets are classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation's financial assets which consist primarily of cash and cash equivalents, short-term investments, trade and other receivables, and contract assets are classified at amortized cost.
The Corporation also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss.
(ii)    Financial liabilities
Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized cost using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(c)    Financial instruments (cont'd):
(iii)    Share capital
Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings (deficit).
(d)    Inventories:
Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.
(e)     Property, plant and equipment:
(i)    Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.
Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.
(ii)    Subsequent expenditures
Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditures will flow to the Corporation.
(iii)    Depreciation
Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(e)     Property, plant and equipment (cont'd):
(iii)    Depreciation (cont'd)
The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Computer equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

Right-of-use asset - Property	1 to 7 years
Right-of-use asset - Office equipment	4 to 5 years
Right-of-use asset - Vehicles	1 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
(f)    Leases:
IFRS 16 Leases introduced a single, on-balance sheet accounting model for lessees. As a result, the Corporation, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.
At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:
•the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•the Corporation has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•the Corporation has the right to direct the use of the asset. The Corporation has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where all the decisions about how and for what purpose the asset is used are predetermined, the Corporation has the right to direct the use of the asset if either:
◦the Corporation has the right to operate the asset; or
◦the Corporation designed the asset in a way that predetermines how and for what purpose it will be used.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):

(f)    Leases (cont'd):

i.    As a Lessee
The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise:
•Fixed payments, including in-substance fixed payments;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and
•The exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal period if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.
The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Corporation presents right-of-use assets in ‘Property, plant and equipment’ and lease liabilities in ‘Lease liability’ in the statement of financial position.
The Corporation has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Corporation has elected not to recognize right-of-use assets and lease liabilities for low value leases that have initial values of less than $5,000. The Corporation recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):

(f)    Leases (cont'd):

ii.    As a Lessor

When the Corporation is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset, and makes an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards of ownership incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Corporation considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
(g)    Goodwill and intangible assets:
(i)    Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Intangible assets	Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks, customer contracts and relationships, non-compete agreements, and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
(ii)    Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill, are recognized in profit or loss as incurred.
(iii)    Amortization
Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.
The estimated useful lives for current and comparative periods are as follows:

Acquired patents, know-how and in-process research & development	5 to 20 years
ERP management reporting software system	5 to 10 years
Acquired customer contracts and relationships	7 to 10 years
Acquired non-compete agreements	1 to 3 years
Domain names	15 years
Acquired trademarks and service marks	15 years
Internally generated fuel cell intangible assets	3 to 5 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(h)    Impairment:
(i)    Financial assets
An ‘expected credit loss’ ("ECL") model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.
In applying the ECL model, loss allowances are measured on either of the following bases:
•12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and informed credit assessment and including forward-looking information.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, we assess whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss.
(ii) Non-financial assets
The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.
The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(h)    Impairment (cont'd):
(ii) Non-financial assets (cont'd)
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of the cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
(i)    Provisions:
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.
Warranty provision
A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.
Decommissioning liabilities
Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.
(j)    Revenue recognition:
The Corporation generates revenues primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.
Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(j)    Revenue recognition (cont'd):
On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.
On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.
On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.
On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.
(k)    Finance income and expense:
Finance income comprises interest income on funds invested, gains (losses) on the disposal of available-for-sale financial assets, foreign exchange gains (losses), and changes in the fair value of financial assets at fair value through profit or loss, pension administration expense, and employee future benefit plan expense. Interest income is recognized as it accrues in income, using the effective interest method.
Finance expense comprises interest expense on leases and the unwinding of the discount on provisions.
(l)    Income taxes:
The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in income.
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(m)    Employee benefits:
Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.
Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.
Defined benefit plans
A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.
When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.
The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income. Remeasurements recognized in other comprehensive income are not recycled through profit or loss in subsequent periods.
Other long-term employee benefits
The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.
Termination benefits
Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(m)    Employee benefits (cont'd):
Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
(n)    Share-based compensation plans:
The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares, share options, restricted share units, and deferred share units granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.
Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. Restricted share units and deferred share units are valued at the fair-value price at grant date. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.
The Corporation issues shares, share options, restricted share units, and deferred share units under its share-based compensation plans as described in note 21. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital. The redemption of restricted share units and deferred share units are non-cash transactions that are recorded in contributed surplus and share capital.
(o)    Earnings (loss) per share:
Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.
Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not shown separately.
(p)    Government assistance and investment tax credits:
Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(q)    Segment reporting:
An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

5.Critical judgments in applying accounting policies and key sources of estimation uncertainty:
Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.
(a)Revenue recognition:
On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.
(i)    The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.
(ii)    The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):
Key sources of estimation uncertainty (cont'd):
(b) Asset impairment:
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.
These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s cash generating units.
(c)Warranty provision:
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.
(d)Inventory provision:
In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provision are made.
If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.
(e)    Employee future benefits:
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.     Recent accounting pronouncements and future accounting policy changes:
The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.
(a)    Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the "2020 amendments"), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the “2022 amendments”), to improve the information a company provides about long-term debt with covenants.
For the purposes of non-current classification, the 2020 amendments and the 2022 amendments (collectively "the amendments") removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period.
The amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:
•settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.
The amendments are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. A company that applies the 2020 amendments early is required to also apply the 2022 amendments. The extent of the impact of adoption of the Amendments to IAS 1 has not yet been determined.
(b)    Definition of Accounting Estimates (Amendments to IAS 8)
On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).
The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.
The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of Amendments to IAS 8 is not expected to have a material impact on the Corporation's financial statements.
(c)    Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements).
The amendments help companies provide useful accounting policy disclosures. The key amendments include:
•requiring companies to disclose their material accounting policies rather than their significant accounting policies;
•clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and
•clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.     Recent accounting pronouncements and future accounting policy changes (cont'd):
(c)    Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) (cont'd)
The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 1 and IFRS Practice Statement 2 is not expected to have a material impact on the Corporation's financial statements.

7.    Acquisition:
On November 11, 2021, the Corporation acquired Ballard Motive Solutions (formerly Arcola Energy Limited), a UK-based systems engineering company specializing in hydrogen fuel cell systems and powertrain integration. The Corporation acquired 100% of Arcola for total consideration of up to $40,000,000, consisting of up-front net cash consideration of $7,157,000, and including 337,353 shares of the Corporation with an acquisition date fair value of approximately $4,851,000 (112,451 shares issued as of December 31, 2022 ) that vest over a two year period from the acquisition date, and $26,258,000 in earn-out cash contingent consideration ($14,900,000 paid as of December 31, 2022) based on the achievement of certain performance milestones over an up to three year period from the acquisition date.
The Corporation completed detailed valuation studies and prepared the purchase price allocation for Ballard Motive Solutions using the acquisition method of accounting in accordance with IFRS 3 Business Combinations, with the Corporation considered as the accounting acquirer and Ballard Motive Solutions as the accounting acquiree. As the accounting acquirer, consideration given by the Corporation to acquire Ballard Motive Solutions had been allocated to the assets acquired, and the liabilities assumed, based on their fair values as of the acquisition date of November 11, 2021.
As consideration for the transaction: (i) the Corporation paid cash and assumed and paid certain of Ballard Motive Solutions' debt obligations and transaction costs on closing of $7,477,000; (ii) will issue 337,353 shares of the Corporation in three future tranches (first tranche of 112,451 shares issued as of December 31, 2022) at a fair value of $18.30 per share discounted for the timing delay in receiving the shares using an Asian put option pricing model, or $4,851,000; (iii) will make future cash payments of up to $27,000,000 ($14,900,000 paid as of December 31, 2022) based on the successful attainment of numerous milestone objectives over a three-year period discounted for the estimated probability of successful occurrence and for the timing delay in receiving the cash payments using a credit adjusted risk-free rate observed for bonds of a similar duration, or $26,258,000; and (iv) an actual working capital adjustment of $611,000, for total purchase consideration of $39,197,000. In accordance with IFRS 3, the fair value of the 337,353 shares has been measured for accounting purposes using the $18.30 5-day weighted average price of the Corporation's shares immediately preceding the acquisition date.
The fair value of purchase consideration was as follows:

Cash and debt paid on closing	$7,477
Deferred share consideration	4,851
Contingent cash consideration	26,258
Working capital adjustment	611
Total Fair Value of Purchase Consideration	$39,197

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7.    Acquisition (cont'd):
In accordance with IFRS 3, the identifiable assets acquired and liabilities assumed as part of a business combination are recognized separately from goodwill at the acquisition date if they meet the definition of an asset or liability and are exchanged as part of the business combination. The identifiable assets acquired and liabilities assumed are then measured at their acquisition date fair values based on the contractual terms, economic conditions, the Corporation’s operating and accounting policies and other pertinent conditions as of the acquisition date. The fair value review of Ballard Motive Solutions' assets and liabilities commenced with a review of the carrying amount of each respective asset and liability. The carrying amounts of all assets and liabilities were subject to due diligence procedures and included confirmation of existence and a review of potential impairment of all significant assets and a review for completeness of all liabilities. Each asset and liability was then reviewed and measured for potential fair value adjustments from carrying cost to arrive at the fair value of each asset and liability as of the acquisition date of November 11, 2021.
The fair values of assets acquired and liabilities assumed are as follows:

Cash and cash equivalents	$320
Trade and other receivables	3,112
Property, plant & equipment	190
Intangible assets	17,279
Goodwill	23,991
Accounts payable and accrued liabilities	(1,817)
Deferred income tax liability	(3,878)
Fair Value of Assets Acquired and Liabilities Assumed	$39,197
The fair value of each of the acquired identifiable assets and liabilities assumed was determined as follows:
•The fair value of certain of the acquired working capital balances including trade and other receivables, and accounts payable and accrued liabilities, had been assessed at their respective carrying amounts on November 11, 2021, which was considered to approximately equate to fair value as a result of the short-term to maturity of each of these accounts.
•Acquired property, plant and equipment consist primarily of specialized manufacturing and research and development equipment, as well as miscellaneous other items, all physically located in Ballard Motive Solutions' operating facilities in the UK. As there was no market-based evidence of fair value for these specialized assets that are rarely sold other than as part of a continuing business, fair value was estimated using a depreciated replacement cost approach in accordance with IAS 16 Property Plant and Equipment. A depreciated replacement cost approach considers how much it would cost to reproduce an asset after adjusting for depreciation and optimization. The adjustment for depreciation takes into account the age of the asset in relation to its useful life and its residual value. The fair value of property, plant and equipment was considered to approximately equate to its carrying amount.
•Acquired identified intangible assets consisted of technology (patents, know-how and in-process research and development), customer contracts and relationships, and non-compete arrangement. The Corporation concluded that each of the identified intangible assets met the definition of an identified intangible asset (or non-monetary asset without physical substance) under IAS 38 Intangible Assets as the acquired IP met the definition of an asset and was identifiable. The fair value of all identified intangible assets included a fair value adjustment of $17,279,000 from their original carrying amounts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7.    Acquisition (cont'd):
Identified intangible assets of $17,279,000 consisted of the following and are being amortized based on the following useful lives:

		Useful life in yrs
Technology (patents, know-how and in-process research & development)	$15,976	12
Customer contracts and relationships	1,048	7
Non-compete arrangement	255	3
Fair Value of Identified Intangible Assets	$17,279
The fair value of acquired identified intangible assets were calculated with the assistance of an independent valuator and were determined through a variety of valuation techniques.
•The fair value of the acquired technology including patents, know-how and in-process research & development totaling $15,976,000 had been calculated using the Multi-Period Excess Earnings Method (“MPEEM”) approach which is a variant of the Income Approach. The basic principle of the MPEEM Approach is that a single asset, in isolation, is not capable of generating cash flow for an enterprise. Several assets are brought together and exploited to generate cash flow. Therefore, to determine cash flow from the exploitation of existing technology, one must deduct the related expenses incurred for the exploitation of other assets used for the generation of overall cash flow and revenues. The fair value of existing technology was estimated by discounting the net cash flow derived from the expected revenues attributable to the acquired technology.
•The fair value of the acquired customer contracts and relationships totaling $1,048,000 had also been calculated using the MPEEM approach. The fair value of existing customer contracts/relationships was estimated by discounting the net cash flow derived from the expected revenues attributable to the acquired customer contracts and relationships.
•The fair value of the acquired non-compete covenants of $255,000 were calculated using the Income Approach whereby the fair value of the non-compete covenants was estimated by calculating the expected decrease or loss in forecasted cash flows if the employees compete with the target’s business without the non-compete covenants.
•The fair value of the deferred income tax liability of $3,878,000 represented the excess of the accounting basis of the acquired intangible assets of $17,279,000 over their tax basis of $1,768,000 at the current UK tax rate of 25.0%.
The remaining unallocated $23,991,000 of the total purchase price consideration of $39,197,000 had been ascribed as goodwill, which is not deductible for tax purposes. The goodwill of $23,991,000 resulting from the acquisition consists largely of the expectation that the acquisition will complement the Corporation’s Fuel Cell Products and Services growth platform by delivering strategic benefits in diversification, growth, scale, and profitability.
The amount of revenue and net loss attributable to Ballard Motive Solutions included in the consolidated statement of loss from the acquisition date of November 11, 2021 through the period ended December 31, 2021 was $138,000 and ($1,114,000), respectively.
The following table presents the unaudited pro forma results of Ballard Motive Solutions for the year ended December 31, 2021. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2021. The pro forma financial information presented includes: amortization charges for acquired tangible and intangible assets based on the values assigned in the purchase price allocation; and income tax recovery on deferred income tax liability arising from the purchase price allocation.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7.    Acquisition (cont'd):

Proforma Information	December 31, 2021
Revenue	4,243
Loss from operations	(7,336)
Net loss	(5,966)
Acquisition costs of $463,000 (2021 - $1,170,000) were incurred a result of this transaction, and are recognized in other operating expense.
Subsequent to the acquisition, the Corporation re-evaluated the business model of Ballard Motive Solutions and made certain restructuring changes to its operations.
As a result of the post-acquisition restructuring of Ballard Motive Solutions' operations during the year ended December 31, 2022, the Corporation recognized a net charge to restructuring costs of $4,835,000 (note 25) consisting primarily of contract exit and modification costs, grant adjustment charges, personnel change costs, and legal and advisory costs, net of expected recoveries; recovery on settlement of contingent consideration of $9,891,000 (note 28) related to the cancellation of certain contingent and outstanding cash milestones no longer payable; and intangible asset impairment of $13,017,000 (note 27) consisting of a write-down of acquired technology, customer contracts, and non-compete intangible assets to their estimated fair value of $2,500,000.

8.    Discontinued operations:
On October 14, 2020, the Corporation completed an agreement to sell certain remaining business assets of its subsidiary, Ballard Unmanned Systems, which has been classified and accounted for as a discontinued operation. The historic operating results of this business for 2021 have been removed from continued operating results and are instead presented separately in the statements of loss and comprehensive income (loss) as net income from discontinued operations.

9.     Trade and other receivables:

	December 31, 2022	December 31, 2021
Trade accounts receivable	$25,812	$19,423
Other receivables	10,103	6,586
Contract assets	12,781	20,386
	$48,696	$46,395
Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at December 31, 2022 for engineering services and technology transfer services.

Contract assets	December 31, 2022
At January 1, 2022	$20,386
Additions to contract assets	13,306
Invoiced during the year	(20,911)
At December 31, 2022	$12,781

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 33.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.     Inventories:

	December 31, 2022	December 31, 2021
Raw materials and consumables	$29,016	$22,395
Work-in-progress	17,171	19,795
Finished goods	8,502	5,350
Service inventory	3,361	3,978
	$58,050	$51,518
In 2022, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $68,870,000 (2021 - $60,803,000).
In 2022, the write-down of inventories to net realizable value amounted to $5,762,000 (2021 - $1,246,000) and the reversal of previously recorded write-downs amounted to $589,000 (2021 - $136,000), resulting in a net write-down of $5,173,000 (2021 - $1,110,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

11.    Property, plant and equipment:

	December 31, 2022	December 31, 2021
Property, plant and equipment owned	$70,344	$43,855
Right-of-use assets	12,017	12,206
	$82,361	$56,061
Property, plant and equipment owned:

Net carrying amounts	December 31, 2022	December 31, 2021
Computer equipment	$1,207	$1,599
Furniture and fixtures	1,323	762
Leasehold improvements	1,550	1,518
Production and test equipment	66,264	39,976
	$70,344	$43,855

Cost	December 31, 2021	Additions	Impairment	Transfers	Effect of movements in exchange rates	December 31, 2022
Computer equipment	$6,852	$181	$—	$(290)	$(2)	$6,741
Furniture and fixtures	1,914	700	—	(208)	—	2,406
Leasehold improvements	9,450	388	—	(185)	(3)	9,650
Production and test equipment	77,644	32,663	(7)	(1,109)	11	109,202
	$95,860	$33,932	$(7)	$(1,792)	$6	$127,999
During the year ended December 31, 2022, an impairment loss of $7,000 (2021 - $263,000) was recorded for production and test equipment that was never placed in service and was determined not required to support the Corporation's future manufacturing or testing capabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

11.    Property, plant and equipment (cont'd):
Property, plant and equipment owned (cont'd):

Accumulated depreciation	December 31, 2021	Depreciation	Transfers	Effect of movements in exchange rates	December 31, 2022
Computer equipment	$5,253	$574	$(290)	$(3)	$5,534
Furniture and fixtures	1,152	139	(208)	—	1,083
Leasehold improvements	7,932	353	(185)	—	8,100
Production and test equipment	37,668	6,368	(1,109)	11	42,938
	$52,005	$7,434	$(1,792)	$8	$57,655

Cost	December 31, 2020	Additions	Additions through Acquisition	Impairment	Transfers	Effect of movements in exchange rates	December 31, 2021
Computer equipment	$6,635	$442	$—	$—	$(225)	$—	$6,852
Furniture and fixtures	1,754	164	—	—	(4)	—	1,914
Leasehold improvements	9,196	274	—	—	(18)	(2)	9,450
Production and test equipment	66,392	12,278	16	(263)	(775)	(4)	77,644
	$83,977	$13,158	$16	$(263)	$(1,022)	$(6)	$95,860
During 2021, additions through acquisition of property, plant and equipment related to the acquisition of Ballard Motive Solutions on November 11, 2021.

Accumulated depreciation	December 31, 2020	Depreciation	Transfers	Effect of movements in exchange rates	December 31, 2021
Computer equipment	$4,789	$654	$(175)	$(15)	$5,253
Furniture and fixtures	1,097	63	(4)	(4)	1,152
Leasehold improvements	7,638	331	(18)	(19)	7,932
Production and test equipment	33,893	4,607	(825)	(7)	37,668
	$47,417	$5,655	$(1,022)	$(45)	$52,005
Right-of-use assets:
The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment and vehicles (note 19).

Net carrying amounts	December 31, 2022	December 31, 2021
Property	$11,487	$11,837
Equipment	116	139
Vehicle	414	230
	$12,017	$12,206

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

11.    Property, plant and equipment (cont'd):
Right-of-use assets (cont'd):

Cost	December 31, 2021	Additions	De-recognition	Transfer	Effect of movements in exchange rates	December 31, 2022
Property	$26,427	$2,746	$—	$(341)	$12	$28,844
Equipment	175	13	—	—	—	188
Vehicle	372	290	(25)	—	—	637
	$26,974	$3,049	$(25)	$(341)	$12	$29,669

Accumulated depreciation	December 31, 2021	Depreciation	De-recognition	Transfer	Effect of movements in exchange rates	December 31, 2022
Property	$14,590	$3,108	$—	$(341)	$—	$17,357
Equipment	36	36	—	—	—	72
Vehicle	142	87	(6)	—	—	223
	$14,768	$3,231	$(6)	$(341)	$—	$17,652

Cost	December 31, 2020	Additions	Additions through acquisition	Transfer	Effect of movements in exchange rates	December 31, 2021
Property	$24,665	$1,967	$—	$(137)	$(68)	$26,427
Equipment	149	46	—	(22)	2	175
Vehicle	208	—	174	—	(10)	372
	$25,022	$2,013	$174	$(159)	$(76)	$26,974
During 2021, additions through acquisition of right-of-use assets related to the acquisition of Ballard Motive Solutions on November 11, 2021.

Accumulated depreciation	December 31, 2020	Depreciation	Transfer	Effect of movements in exchange rates	December 31, 2021
Property	$12,128	$2,633	$(137)	$(34)	$14,590
Equipment	28	28	(22)	2	36
Vehicle	92	54	—	(4)	142
	$12,248	$2,715	$(159)	$(36)	$14,768

12.     Intangible assets:

	December 31, 2022	December 31, 2021
Intellectual property acquired from UTC	$—	$74
ERP management reporting software system	2,714	3,631
Intellectual property acquired from Ballard Motive Solutions (notes 7 and 27)	2,500	17,083
	$5,214	$20,788

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12.    Intangible assets (cont'd):

		Accumulated	Net carrying
	Cost	amortization	amount
At January 1, 2021	$59,855	$56,091	$3,764
Acquisition of intangible assets	17,279	—	17,279
Additions to intangible assets	1,543	—	1,543
Amortization expense	—	1,798	(1,798)
At December 31, 2021	78,677	57,889	20,788
Additions to intangible assets	550	—	550
Amortization expense	—	3,107	(3,107)
Impairment on intangible assets (note 27)	—	13,017	(13,017)
At December 31, 2022	$79,227	$74,013	$5,214
Acquisition of intangible assets of $17,279,000 in 2021 related to the acquisition of Ballard Motive Solutions. During the year ended December 31, 2022, impairment charges of $13,017,000 were recognized primarily as a result of the post-acquisition restructuring of operations at Ballard Motive Solutions (notes 7 and 27).
Additions to intangible assets in 2022 of $550,000 (2021 - $1,543,000) consist primarily of costs to enhance the capabilities of the ERP management reporting software system.
Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. During the year ended December 31, 2022, amortization of $3,107,000 (2021 - $1,798,000) was recorded.

13. Goodwill:
For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 32).
As of December 31, 2022, the aggregate carrying amount of the Corporation’s goodwill is $64,268,000 (2021 - $64,268,000).
The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.
The Corporation’s fair value less costs to sell test is a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2022 based on the average closing share price in the month of December, adding a reasonable estimated control premium to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, deducting the fair value of long-term financial investments, and then deducting the estimated costs to sell to arrive at the fair value of the Fuel Cell Products and Services segment. Based on the fair value less costs to sell test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2022, indicating that no goodwill impairment charge is required for 2022 ($nil in 2021).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.    Investments:

	December 31, 2022	December 31, 2021
Investment in Weichai Ballard JV (note 4)	$24,026	$28,982
Investment in Synergy Ballard JVCo (note 4)	—	—
Investment in Forsee Power	18,470	33,335
Investment in Wisdom Motor	10,000	—
Investment in Quantron AG	5,333	—
Investment in HyCap Fund I SCSp	7,963	7,636
Investment in CleanH2 Fund	565	339
	$66,357	$70,292
For the year ended December 31, 2022, the Corporation recorded $11,617,000 (2021 - $16,140,000) in equity loss of investment in JV and associates, consisting of equity loss in Weichai Ballard JV of $11,599,000 (2021 - $16,084,000) and equity loss in Synergy Ballard JVCo of $18,000 (2021 - $56,000).
Investment in Weichai Ballard JV

Investment in Weichai Ballard JV	December 31, 2022	December 31, 2021
Beginning balance	$28,982	$27,561
Capital contribution to JV	9,272	12,351
Recognition of 49% profit on inventory not yet sold to third party, net	549	3,909
Equity in loss	(11,599)	(16,084)
Cumulative translation adjustment due to foreign exchange	(3,178)	1,245
Ending balance	$24,026	$28,982
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the year ended December 31, 2022, the Corporation made committed capital contributions of $9,272,000 (RMB 62,475,000 equivalent) (2021 - $12,351,000 (RMB 79,625,000 equivalent)) to Weichai Ballard JV. At December 31, 2022, as specified in the Equity Joint Venture Agreement, the Corporation has fulfilled its capital contribution commitments to Weichai Ballard JV.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of December 31, 2022, adjusted for foreign exchange differences, the application of the Corporation's accounting policies, and the Corporation's incorporation costs.

	December 31, 2022	December 31, 2021
Percentage ownership interest (49%)
Current assets	$80,088	$104,907
Non-current assets	2,618	2,339
Current liabilities	(23,460)	(36,385)
Non-current liabilities	(2,314)	(2,861)
Net assets (100%)	56,932	68,000
Corporation's share of net assets (49%)	27,895	33,320
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sale to third party	(4,193)	(4,662)
Carrying amount of investment in Weichai Ballard JV	$24,026	$28,982

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.    Investments:
Investment in Weichai Ballard JV (cont'd)

	December 31,	December 31,
	2022	2021
Revenue (100%)	$6,476	$38,260
Net loss (100%)	23,672	32,825
Corporation's share of net loss (49%)	$11,599	$16,084

Investment in Synergy Ballard JVCo

Investment in Synergy Ballard JVCo	December 31, 2022	December 31, 2021
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	18	56
Equity in loss	(18)	(56)
Ending balance	$—	$—
Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest. During the year ended December 31, 2022, the Corporation made committed capital contributions of $nil (2021 - $nil) to Synergy Ballard JVCo.
Other Long-term Investments
In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments.

Net carrying value	December 31, 2021	Contributions	Change in Fair Value	December 31, 2022
Long-term investment - Forsee Power	$33,335	$—	$(14,865)	$18,470
Long-term investment - Wisdom Motor	—	10,000	—	10,000
Long-term investment - Quantron AG	—	5,183	150	5,333
Long-term investment - HyCap Fund	7,636	1,924	(1,597)	7,963
Long-term investment - Clean H2 Fund	339	806	(580)	565
	$41,310	$17,913	$(16,892)	$42,331

Net carrying value	December 31, 2020	Contributions	Change in Fair Value	December 31, 2021
Long-term investment - Forsee Power	$—	$43,809	$(10,474)	$33,335
Long-term investment - HyCap Fund	—	7,610	26	7,636
Long-term investment - Clean H2 Fund	—	338	1	339
	$—	$51,757	$(10,447)	$41,310
During the year ended December 31, 2022, changes in fair value and foreign exchange adjustments for long -term investments totalling $16,877,000 (2021 -$9,025,000) were comprised of decreases in long-term investments of $16,892,000 (2021 - $10,447,000) offset by increases in short-term investments of $15,000 (2021 -$1,422,000) and were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 33).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.    Investments (cont'd):
Investment in Forsee Power
In October 2021, the Corporation acquired a non-controlling 9.77% equity interest in Forsee Power SA ("Forsee Power"), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.
During the year ended December 31, 2022, changes in fair value and foreign exchange adjustments totalling $(14,865,000) (2021 - $(10,474,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 33), resulting in net fair value investment in Forsee Power of $18,470,000 as of December 31, 2022 (2021 - $33,335,000).
Investment in Wisdom Motor
In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.169% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles.
During the year ended December 31, 2022, changes in fair value totalling $nil were recognized in the consolidated statements of loss and comprehensive income (loss), resulting in net fair value investment in Wisdom Motor of $10,000,000 as of December 31, 2022.
Investment in Quantron AG
In September 2022, the Corporation invested €5,000,000 and acquired a non-controlling 1.89% in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption.
During the year ended December 31, 2022, changes in foreign exchange adjustments totalling $150,000 were recognized as an unrealized gain in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 33), resulting in net fair value investment in Quantron AG of $5,333,000 as of December 31, 2022.
Investment in Hydrogen Funds
The Corporation has invested in two hydrogen infrastructure and growth equity funds.
HyCap Fund
In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. During the year ended December 31, 2022, the Corporation made additional contributions of £1,550,000 ($1,924,000) (2021 - £5,665,000 ($7,610,000)) for total contributions of £7,215,000 ($9,534,000).
During the year ended December 31, 2022, changes in fair value and foreign exchange adjustments totalling $(1,597,000) (2021 - $26,000) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income( loss) and included in finance loss and other (notes 26 and 33), resulting in net fair value investment in HyCap of $7,963,000 as of December 31, 2022 (2021 - $7,636,000).
Clean H2 Infrastructure Fund
In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the year ended December 31, 2022, the Corporation made additional contributions of €696,000 ($806,000) (2021 - €300,000 ($338,000)) for total contributions of €996,000 ($1,144,000).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.    Investments (cont'd):
Investment in Hydrogen Funds (cont'd)
Clean H2 Infrastructure Fund (cont'd)
During the year ended December 31, 2022, changes in fair value and foreign exchange adjustments totalling $(580,000) (2021 - $1,000) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 33), resulting in net fair value investment in Clean H2 of $565,000 as of December 31, 2022 (2021 - $339,000).

15.    Bank facilities:
The Corporation has the following bank facilities available to it.
Letter of Guarantee Facility
The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000.
At December 31, 2022, $nil (2021 - $nil) was outstanding on the LG Facility.
Foreign Exchange Facility
The Corporation also has a $25,000,000 Foreign Exchange Facility (“FX Facility”) that enables the Corporation to enter into foreign exchange currency contracts (at face value amounts in excess of the FX facility) secured by a guarantee from Export Development Canada.
At December 31, 2022, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $38,000,000 (2021 – CDN $26,500,000) at an average rate of 1.31 CDN per U.S. dollar, resulting in an unrealized loss of CDN $1,201,000 at December 31, 2022 (2021 – $33,000). The unrealized loss on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position.

16.    Trade and other payables:

	December 31, 2022	December 31, 2021
Trade accounts payable	$20,440	$13,689
Compensation payable	13,248	15,830
Other liabilities	6,059	9,130
Taxes payable	586	906
	$40,333	$39,555

17.    Deferred revenue:
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue	December 31, 2022	December 31, 2021
Beginning Balance	$12,109	$9,888
Additions to deferred revenue	21,650	23,618
Revenue recognized during the year	(25,729)	(21,397)
Ending Balance	$8,030	$12,109

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.    Provisions and other liabilities:

	Restructuring	Warranty	Onerous	Contingent	Legal	Other
Balance	provision	provision	contracts	consideration	provision	liabilities	Total
At January 1, 2021	$10	$9,625	$—	$—	$—	$1,764	$11,399
Provisions made during year	131	4,102	300	26,258	—	109	30,900
Provisions used/paid during year	(136)	(3,894)	—	—	—	—	(4,030)
Provisions reversed/expired during year	—	(1,112)	—	—	—	—	(1,112)
Effect of movements in exchange rates	—	(9)	—	—	—	4	(5)
At December 31, 2021	5	8,712	300	26,258	—	1,877	37,152
Opening retained earnings adjustment (note 3)	—	—	1,200	—	—	—	1,200
Provisions made during year	455	5,851	2,900	—	2,968	45	12,219
Provisions used/paid during year	(320)	(2,391)	—	(14,900)	—	—	(17,611)
Provisions reversed/expired during year	—	(860)	—	(9,280)	—	—	(10,140)
Effect of movements in exchange rates	(3)	15	—	—	—	(117)	(105)
At December 31, 2022	$137	$11,327	$4,400	$2,078	$2,968	$1,805	$22,715

At December 31, 2021
Current	$5	$8,712	$300	$19,240	$—	$—	$28,257
Non-current	—	—	—	7,018	—	1,877	8,895
	$5	$8,712	$300	$26,258	$—	$1,877	$37,152

At December 31, 2022
Current	$137	$11,327	$4,400	$2,078	$2,968	$—	$20,910
Non-current	—	—	—	—	—	1,805	1,805
	$137	$11,327	$4,400	$2,078	$2,968	$1,805	$22,715
Restructuring provision
Restructuring charges relate to minor restructurings focused on overhead cost reductions and relate primarily to employee termination benefits. Restructuring charges are recognized in other operating expense.
Warranty provision
The Corporation recorded warranty provisions of $5,851,000 (2021 - $4,102,000), comprised of $4,580,000 (2021 - $2,711,000) related to new product sales and $1,271,000 (2021 - $1,391,000) related to upward warranty adjustments. This was offset by warranty expenditures of $2,391,000 (2021 - $3,894,000) and downward warranty adjustments of $860,000 (2021 - $1,112,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. As of December 31, 2022, total warranty provision of $11,327,000 has been accrued in provisions and other current liabilities.
Onerous Contracts
On completion of a review of the Corporation's "open" contracts as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, additional onerous contract costs of $1,200,000 were recognized as an opening balance adjustment to accumulated deficit. As of December 31, 2022, total onerous contract costs of $4,400,000 have been accrued in provisions and other current liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.    Provisions and other liabilities (cont'd):
Onerous Contracts (cont'd)
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.
Contingent Consideration
As part of the acquisition of Ballard Motive Solutions in November 2021 (note 7), total consideration included earn-out cash consideration payable by the Corporation, based on the achievement of certain performance milestones over a three year period from the acquisition date. These future cash payments of up to $27,000,000 are contingently based on the successful attainment of numerous milestone objectives over a three-year period discounted for the estimated probability of successful occurrence and for the timing delay in receiving the cash payments, or $26,258,000. As part of the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK, there was a change in estimate in the fair value of contingent consideration due to changes in expectation of achieving milestones. During the year ended December 31, 2022, the Corporation recognized a recovery of expected contingent consideration no longer payable of $9,891,000, consisting of the cancellation of certain milestones. The contingent consideration provision now comprises the last remaining milestone at its estimated value of $2,078,000.
During the year ended December 31, 2022, cash payments of $14,900,000 were made by the Corporation upon successful achievement of certain performance milestones.
Legal provision
As part of the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK (note 7), the Corporation recorded a legal provision for various contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries. As at December 31, 2022, costs totalling $2,968,000 were accrued in other operating expense (note 25).
Other liabilities: Decommissioning liabilities
A provision for decommissioning liabilities has been recorded for the Corporation’s head office building in Burnaby, British Columbia and is related to estimated site restoration obligations at the end of the lease term. The Corporation has made certain modifications to the leased building to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructure of the leased building to its original state of when the lease was entered into.
Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 3.41% per annum (2021 – 1.25%).
The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the building as of December 31, 2022. Based on the assessment, an increase of $nil in the provision (2021 - $65,000) was recorded against decommissioning liabilities, in addition to accretion costs of $44,000 (2021 - $44,000) and offset by the effect of movements in exchange rates of $(117,000) (2021 - $4,000).
Other liabilities: Decommissioning liabilities (cont'd)
The net discounted amount of estimated cash flows required to settle the obligation for the building is $1,805,000 (2021 - $1,877,000) which is expected to be settled at the end of the lease term in 2025.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.     Lease liability:
The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 8.28% per annum and expire between January 2023 and June 2032.

	December 31, 2022	December 31, 2021
Property	$3,743	$3,117
Equipment	39	38
Vehicle	113	83
Lease Liability, Current	$3,895	$3,238

Property	$11,505	$13,647
Equipment	73	105
Vehicle	258	130
Lease Liability, Non-current	$11,836	$13,882

Lease Liability	$15,731	$17,120
The Corporation is committed to minimum lease payments as follows:

Maturity Analysis	December 31, 2022
Less than one year	$4,854
Between one and five years	12,794
More than five years	548
Total undiscounted lease liabilities	$18,196
During the year ended December 31, 2022, the Corporation made principal payments on its lease liabilities of $3,322,000 (2021 - $2,798,000).
Deferred gains were also recorded on closing of the finance lease agreement and are amortized over the lease term. At December 31, 2022, the outstanding deferred gain was $902,000 (2021 – $1,318,000).

20.     Employee future benefits:

	December 31, 2022	December 31, 2021
Net defined benefit pension plan liability	$348	$1,814
Net other post-retirement benefit plan liability	107	80
Employee future benefits	$455	$1,894
The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009.
Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.
The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.     Employee future benefits (cont'd):
The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2022. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2023.
The Corporation expects contributions of $nil to be paid to its defined benefit plans in 2023.
The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in profit or loss is recorded in finance loss and other (note 26).

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2022	2021	2022	2021	2022	2021
Balance at January 1	$19,187	$20,203	$(17,373)	$(16,347)	$1,814	$3,856
Included in profit or loss
Current service cost	30	37	—	—	30	37
Interest cost (income)	518	476	(468)	(383)	50	93
Benefits payable	—	—	—	—	—	—
	548	513	(468)	(383)	80	130
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	—	56	—	—	—	56
Financial assumptions	(4,547)	(986)	—	—	(4,547)	(986)
Experience adjustment	(91)	92	—	—	(91)	92
Return on plan assets excluding interest	—	—	3,092	(1,334)	3,092	(1,334)
income
Plan expenses	(24)	(30)	24	30	—	—
	(4,662)	(868)	3,116	(1,304)	(1,546)	(2,172)
Other
Contributions paid by the employer	—	—	—	—	—	—
Benefits paid	(671)	(661)	671	661	—	—
	(671)	(661)	671	661	—	—
Balance at December 31	$14,402	$19,187	$(14,054)	$(17,373)	$348	$1,814

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.     Employee future benefits (cont'd):

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2022	2021	2022	2021	2022	2021
Balance at January 1	$80	$85	$—	$—	$80	$85
Included in profit or loss
Interest cost (income)	2	1	—	—	2	1
	2	1	—	—	2	1
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	—	—	—	—	—	—
Financial assumptions	(23)	(2)	—	—	(23)	(2)
Experience adjustment	55	4	—	—	55	4
	32	2	—	—	32	2
Other
Contributions paid by the employer	—	—	(7)	(8)	(7)	(8)
Benefits paid	(7)	(8)	7	8	—	—
	(7)	(8)	—	—	(7)	(8)
Balance at December 31	$107	$80	$—	$—	$107	$80

Included in other comprehensive income (loss)	December 31, 2022	December 31, 2021
Defined benefit pension plan actuarial gain	$1,546	$2,172
Other post-retirement benefit plan actuarial loss	(32)	(2)
	$1,514	$2,170
Pension plan assets comprise:

	2022	2021
Cash and cash equivalents	3%	3%
Equity securities	60%	60%
Debt securities	37%	37%
Total	100%	100%
The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

		2022		2021
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	5.00%	4.89%	2.76%	2.25%
Rate of compensation increase	n/a	n/a	n/a	n/a
The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

		2022		2021
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	2.76%	4.89%	2.40%	2.25%
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.     Employee future benefits (cont'd):
Impacts of assumed health care cost trend rates applicable to the other post-retirement benefit plan at December 31, 2022 including a one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

21.     Equity:

Share-based compensation	December 31, 2022	December 31, 2021
Option Expense	$6,101	$6,093
DSU Expense	529	672
RSU Expense	2,778	2,904
Total share-based compensation	$9,408	$9,669
(a)Share capital:
Upon acquisition of Ballard Motive Solutions in November 2021 (note 7), part of the total consideration of $39,917,000 included the issuance of 337,353 shares of the Corporation in three future tranches at a fair value of $18.30 per share discounted for the timing delay in receiving the shares using an Asian put option pricing model, or $4,851,000.
During the year ended December 31, 2022, the Corporation issued the first tranche of 112,451 common shares with a fair value of $1,782,000 as per the acquisition date, offset by miscellaneous deferred financing costs of $20,000.
On February 23, 2021, the Corporation completed a bought deal offering with a syndicate of financial institutions for 14,870,000 shares of the Corporation at $37.00 per share, resulting in gross offering proceeds of $550,190,000 and net offering proceeds of $527,291,000.

Shares Transacted	14,870,000
Average Share Price	$37.00
Gross offering proceeds	$550,190
Less: Underwriting expenses	(22,186)
Less: Other financing expenses	(713)
Net offering proceeds	$527,291
During March 2021, the Corporation filed a short form base Shelf Prospectus, which provides the flexibility to make offerings of securities up to an aggregate initial offering price of $1,500,000,000 during the effective period of the Prospectus, until April 2023.
At December 31, 2022, 298,394,203 ( 2021 - 297,700,295) common shares were issued and outstanding.
(b)    Share options:
The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.
All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21.     Equity (cont'd):
(b)    Share options (cont'd):
As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2021	4,149,639	$7.07
Options granted	540,116	21.12
Options exercised	(549,281)	4.33
Options forfeited	(98,907)	10.09
Options expired	—	—
At December 31, 2021	4,041,567	8.70
Options granted	1,263,685	8.97
Options exercised	(304,635)	2.87
Options forfeited	(184,496)	12.75
Options expired	(8,501)	2.20
At December 31, 2022	4,807,620	$9.00
The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2022:

	Options outstanding			Options exercisable
	Number	Weighted average remaining contractual life	Weighted average exercise	Number	Weighted average
Range of exercise price	outstanding	(years)	price	exercisable	exercise price
$1.33 - $3.06	1,174,815	2.6	$2.69	1,174,815	$2.69
$3.56 - $5.50	484,493	3.3	4.04	389,085	3.68
$6.92 - $10.64	2,226,069	5.2	9.87	721,156	10.51
$12.63 - $26.13	922,243	5.1	17.53	455,966	16.66
	4,807,620	4.3	$9.00	2,741,022	$7.21
During 2022, compensation expense of $6,101,000 (2021 – $6,093,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.
During 2022, 304,635 options were exercised for an equal amount of common shares for proceeds of $916,000. During 2021, 549,281 options were exercised for an equal amount of common shares for proceeds of $2,415,000.
During 2022, options to purchase 1,263,685 common shares were granted with a weighted average fair value of $4.92 (2021 – 540,116 options and $10.76 fair value). The granted options vest annually over three years.
The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2022	2021
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	69%	67%
Risk-free interest rate	2%	1%
As at December 31, 2022, options to purchase 4,807,620 common shares were outstanding (2021 – 4,041,567).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21.     Equity (cont'd):
(c)    Share distribution plan:
The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2022, there were 18,844,127 (2021 – 19,540,514) shares available to be issued under this plan.
During 2021 and 2022, no shares were issued under this plan and therefore no compensation expense was recorded against profit or loss.
(d)    Deferred share units:
Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2021	820,031
DSUs granted	35,953
DSUs exercised	(99,761)
At December 31, 2021	756,223
DSUs granted	80,319
DSUs exercised	(126,862)
At December 31, 2022	709,680
During 2022, compensation expense of $529,000 (2021 - $672,000) was recorded in net loss relating to 80,319 DSUs (2021 - 35,953) granted during the year.
During 2022, 126,862 DSUs (2021 – 99,761) were exercised, net of applicable taxes, which resulted in the issuance of 58,990 common shares (2021 – 46,388), resulting in an impact on equity of $753,000 (2021 - $1,290,000).
As at December 31, 2022, 709,680 deferred share units were outstanding (2021 – 756,223).
(e)    Restricted share units:
Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.
The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan are satisfied by the issuance of treasury shares on maturity.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21.     Equity (cont'd):
(e)    Restricted share units (cont'd):

Balance	RSUs for common shares
At January 1, 2021	1,129,946
RSUs granted	195,838
RSU performance factor adjustment	(12,128)
RSUs exercised	(325,863)
RSUs forfeited	(21,573)
At December 31, 2021	966,220
RSUs granted	567,693
RSU performance factor adjustment	(29,004)
RSUs exercised	(460,681)
RSUs forfeited	(42,148)
At December 31, 2022	1,002,080
During 2022, compensation expense of $2,778,000 (2021 - $2,904,000) was recorded in net loss.
During 2022, 567,693 RSUs were issued (2021 – 195,838). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant.
During 2022, 460,681 RSUs (2021 – 325,863) were exercised, net of applicable taxes, which resulted in the issuance of 217,832 common shares (2021 – 156,449), resulting in an impact on equity of $2,466,000 (2021 - $4,357,000).
As at December 31, 2022, 1,002,080 RSUs were outstanding (2021 – 966,220).

22.     Commitments and contingencies:
As at December 31, 2022, as specified in the Equity Joint Venture Agreement, the Corporation has fulfilled its capital contribution commitments to Weichai Ballard JV (note 14). The Corporation is committed to minimum lease payments (note 19).
Long-term investments include two investments committing the Corporation to be a limited partner in newly-created hydrogen infrastructure and growth equity funds (note 14). The Corporation has committed to investing £25,000,000 (including £7,215,000 invested as of December 31, 2022) into HyCap. The Corporation has committed to investing €30,000,000 (including €996,000 invested as of December 31, 2022) into Clean H2.
As at December 31, 2022, the Corporation has outstanding commitments aggregating up to a maximum of $42,576,000 relating primarily to purchases of property, plant and equipment.
In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of the Corporation's intellectual property portfolio for a period of 15 years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2022 and December 31, 2021.
The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2022, no royalties have been incurred to date for this agreement.
The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2022, no royalties have been incurred to date for this agreement.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

22.     Commitments and contingencies (cont'd):
In the ordinary course of business or as required by certain acquisition or disposition agreements, the Corporation is not periodically required to provide certain indemnities to other parties. As of December 31, 2022, the Corporation has not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

23. Disaggregation of revenue:
The Corporation's operations and main revenue streams are the same as those described in note 4. The Corporation's revenue is derived from contracts with customers.
In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

	December 31,	December 31,
	2022	2021
Geographical markets
China	$9,127	$38,818
Europe	40,370	42,588
North America	28,572	20,599
Other	5,717	2,500
	$83,786	$104,505
Market application
Heavy Duty Motive	38,914	51,663
Material Handling	6,353	8,140
Stationary Power Generation	10,917	8,214
Technology Solutions	27,602	36,488
	$83,786	$104,505
Timing of revenue recognition
Products transferred at a point in time	52,749	65,208
Products and services transferred over time	31,037	39,297
	$83,786	$104,505

24. Personnel expenses:
Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31, 2022	December 31, 2021
Salaries and employee benefits	$99,778	$84,555
Share-based compensation (note 21)	9,408	9,669
	$109,186	$94,224

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

25. Other operating expense:

	December 31, 2022	December 31, 2021
Net impairment loss on trade receivables	$73	$54
Impairment loss allowance	—	—
Restructuring and related costs	5,317	156
Acquisition related costs	2,857	2,115
	$8,247	$2,325
During the year ended December 31, 2022, the Corporation recorded a net impairment loss on trade receivables of $73,000 (2021 - $54,000), consisting primarily of various miscellaneous receivables no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.
During the year ended December 31, 2022, total restructuring and related charges of $5,317,000 were comprised of: cost reduction initiatives of $482,000 (2021 - $156,000) and additional charges of $4,835,000 (2021 - $nil) related to the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK (note 7) including contract exit and modification costs, grant adjustment charges, personnel change costs, and legal and advisory costs, net of expected recoveries.
Acquisition related costs of $2,857,000 (2021 - $2,115,000) for the year ended December 31, 2022 consist primarily of other legal, advisory, and transaction related costs incurred due to certain corporate development activities.

26. Finance income and expense:

	2022	2021
Employee future benefit plan expense (note 20)	$(189)	$(251)
Investment income	19,609	3,743
Mark to market and foreign exchange loss on financial assets (notes 14 & 33)	(16,877)	(9,024)
Foreign exchange loss	(4,545)	(1,336)
Government levies	(100)	(1,945)
Finance loss and other	$(2,102)	$(8,813)
Finance expense	$(1,279)	$(1,294)

27. Impairment charges on intangible assets:
Upon acquisition of Ballard Motive Solutions (note 7), acquired intangible assets consisting of technology (patents, know-how and in-process research and development), customer contracts and relationships, and non-compete agreement were recognized. In connection with the post-acquisition restructuring of operations at Ballard Motive Solutions, management noted indicators of impairment for the acquired intangible assets, resulting in a write-down totalling $13,017,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27. Impairment charges on intangible assets (cont'd):
Acquired intangible assets with a net book value of $15,517,000 were assessed for impairment. The fair value of the technology intangible assets was determined by using the Discounted Cash Flow (“DCF”) approach which is a variant of the Income Approach. The fair value of the acquired technology was estimated by calculating the net present value of the future economic benefits expected to accrue to the acquired technology. As a result of this review, the Corporation estimated that the fair value of the acquired Ballard Motive Solutions' technology intangible assets to be $2,500,000 as at December 31, 2022, resulting in an impairment charge of $11,978,000 on the technology intangible assets for the year ended December 31, 2022. Furthermore, as part of this review, the Corporation estimated the fair value of the acquired customer contracts and relationships (net book value of $880,000) and non-compete agreement (net book value of $159,000) to be $nil and $nil respectively as at December 31, 2022, resulting in impairment charges of $880,000 and $159,000 respectively for the year ended December 31, 2022.

Acquired		Accumulated	Net carrying		Ending
intangible assets	Cost	amortization	amount	Impairment	Balance
Technology	$15,976	$1,498	$14,478	$11,978	$2,500
Customer contracts and relationships	1,048	168	880	880	—
Non-compete agreement	255	96	159	159	—
	$17,279	$1,762	$15,517	$13,017	$2,500

28. Recovery on settlement of contingent consideration:
Total contingent cash consideration payable from the acquisition of Ballard Motive Solutions of up to $27,000,000 ($14,900,000 paid as of December 31, 2022) was measured at fair value of $26,258,000 on the acquisition date in November 2021 (note 7). Since the payment of the cash consideration is contingent on the achievement of various performance conditions (milestones) over an up to three-year period from the acquisition date, any change in the fair value of contingent payables due to changes in expectation of meeting milestones is recognized in the consolidated statements of loss and comprehensive income (loss). During the year ended December 31, 2022, the Corporation recognized a recovery on expected contingent consideration no longer payable of $9,891,000, representing the total estimated change in the fair value of remaining contingent consideration payable for certain milestones that have been cancelled by legal agreement.

29.     Income taxes:
(a)Current tax expense:
The components of income tax benefit (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2022	2021
Current tax expense
Current period income tax	$39	$63
Withholding tax	3	21
Total current tax expense	$42	$84
Deferred tax expense
Origination and reversal of temporary differences	$(18,849)	$(31,581)
Adjustments for prior periods	304	(565)
Change in unrecognized deductible temporary differences	14,967	31,846
Total deferred tax expense	$(3,578)	$(300)

Total income tax expense (recovery) from continuing operations	$(3,536)	$(216)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

29.     Income taxes (cont'd):
(a)Current tax expense (cont'd):
The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2022	2021
Net loss before income taxes (from continuing operations)	$(177,030)	$(114,613)
Expected tax recovery at 27.00% (2021 – 27.00% )	$(47,798)	$(30,945)
Increase (reduction) in income taxes resulting from:
Non-deductible expenses (non-taxable income)	13,865	6,330
Expiry of losses and ITC	1,515	64
Investment tax credits earned	(3,782)	(3,677)
Foreign tax rate and tax rate differences	4,884	3,341
Change in unrecognized deductible temporary differences	27,777	24,651
Other	3	20
Income taxes (recovery) from continuing operations	$(3,536)	$(216)
(b)    Recognized deferred tax assets and liabilities:
The components of the Corporation's deferred tax assets and liabilities as at December 31, 2022 are as follows:

	2022	2021
Deferred tax assets
Losses from operations carried forward	$596	$665
Research and development tax credits	29	32
	$625	$697
Deferred tax liabilities
Intangible assets	$(625)	$(4,275)
Deferred tax liabilities	$—	$(3,578)
(c)    Unrecognized deferred tax asset:
At December 31, 2022, the Corporation did not recognize any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2022	2021
Scientific research expenditures	$127,482	$122,742
Investments	21,463	9,357
Share issuance costs	23,588	33,100
Losses from operations carried forward	284,468	219,326
Investment tax credits	43,451	42,939
Property, plant and equipment and intangible assets	206,491	217,142
	$706,943	$644,606
Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

29.     Income taxes (cont'd):
The Corporation has available to carry forward the following as at December 31:

	2022	2021
Canadian scientific research expenditures	$127,482	$122,742
Canadian losses from operations	165,647	131,514
Canadian investment tax credits	40,877	42,939
German losses from operations for corporate tax purposes	501	232
US federal losses from operations	49,237	50,103
Denmark losses from operations	50,495	35,996
Hong Kong losses from operations	61	50
UK losses from operations	14,304	2,659
UK research and development tax credits	115	129
The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2032 to 2042.
The German, Hong Kong, Denmark and UK losses from operations may be used to offset future taxable income in Germany, Hong Kong, Denmark and UK for corporate tax and trade tax purposes and may be carried forward indefinitely.
The US federal losses from operations incurred prior to January 1, 2018 may be used to offset future US taxable income and expire over the period from 2022 to 2037 and may be carried forward indefinitely for losses incurred after January 1, 2018.
The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire over the period from 2022 to 2042. The UK scientific research and development tax credits may be carried forward indefinitely.

30.    Related party transactions:
Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 14).
For the year ended December 31, 2022 and 2021, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

Balances with related party - Weichai Ballard JV	2022	2021
Trade and other receivables	$13,320	$10,794
Investments	24,026	28,982
Deferred revenue	2,095	2,730

Transactions during the year with related party - Weichai Ballard JV	2022	2021
Revenues	$8,115	$35,239

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

30.    Related party transactions (cont'd):
For the year ended December 31, 2022 and 2021, related party transactions and balances with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

Balances with related party - Synergy Ballard JVCo	2022	2021
Trade and other receivables	$99	$99
Investments	—	—
Deferred revenue	—	16

Transactions during the year with related party - Synergy Ballard JVCo	2022	2021
Revenues	$54	$3,441
Corporation Directors and Executive Officers
The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 21).
In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.
The employment agreements for the executive officers are substantially the same with slight variations by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation (to a maximum of 24 months), or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.
Key management personnel compensation is comprised of:

	2022	2021
Salaries and employee benefits	$3,416	$3,767
Post-employment retirement benefits	61	74
Termination benefits	247	—
Share-based compensation (note 21)	1,793	2,411
	$5,517	$6,252

31. Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2022	2021
Compensatory shares	$1,029	$704

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32.    Operating segments:
The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of the Corporation's extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.
Revenues of Ballard Motive Solutions are included in the Technology Solutions or Heavy Duty Motive market depending on the nature of the contracted revenue.
In 2022, revenues included sales to two individual customer of $9,426,000 and $8,115,000, respectively, which exceeded 10% of total revenue. In 2021, revenues included sales to one individual customer of $35,239,000, which exceeded 10% of total revenue.
Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues	2022	2021
United States	$24,052	$17,536
Germany	13,685	22,063
United Kingdom	9,893	8,968
China	9,127	38,818
France	6,903	1,827
Canada	4,520	3,063
Australia	3,711	36
Belgium	3,430	2,121
Denmark	2,529	3,026
Poland	1,769	541
Spain	763	926
India	656	439
Taiwan	640	912
Norway	591	2,521
Japan	541	954
Other countries	976	754
	$83,786	$104,505
Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2022	2021
Canada	$180,421	$157,805
China	24,047	29,009
United States	6,791	4,121
Denmark	4,398	3,270
United Kingdom	2,913	17,552
	$218,570	$211,757

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

33.    Financial instruments:
(a)Fair value:
The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.
Short-term investments comprise term deposits with terms of greater than 90 days and a previously held investment in a Danish public company held by Ballard Power Systems Europe ("BPSE"). BPSE had an investment of approximately $5,000 in a Danish private company, Green Hydrogen Systems A/S which issued an initial public offering on the Danish stock exchange in June 2021. On June 17, 2021, BPSE received 259,551 shares in the new publicly-owned investment company (after relinquishing its shares in the previous privately-held company) initially valued at $1,681,000. During the year ended December 31, 2022, the Corporation sold its remaining Green Hydrogen shares for net proceeds of $1,010,000 (2021 - $336,000).
Long-term investments comprise newly-created hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, and an investment in Forsee Power, Wisdom Motor, and Quantron AG, as well as equity-accounted investments. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (note 26). During the year ended December 31, 2022, the Corporation recognized net mark to market and foreign exchange losses of $16,877,000 (2021 - $9,024,000).

Increase (decrease) in fair value due to MTM and foreign exchange	December 31, 2022	December 31, 2021
Short-term investment - Green Hydrogen	$15	$1,422
Long-term investment - Forsee Power	(14,865)	(10,474)
Long-term investment - Wisdom Motor	—	—
Long-term investment - Quantron AG	150	—
Long-term investment - HyCap Fund	(1,597)	26
Long-term investment - Clean H2 Fund	(580)	2
Decrease in fair value of investments	$(16,877)	$(9,024)
Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:
(i)    Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)    Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability,     either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)    Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Corporation's above-mentioned investments in Green Hydrogen and Forsee Power are categorized as Level 1 whereas the other investments are all categorized as Level 3.
(b)    Financial risk management:
The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

33.    Financial instruments (cont'd):
(b)    Financial risk management (cont'd):
Foreign currency exchange rate risk
Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.
Periodically, the Corporation uses foreign exchange currency contracts to manage exposure to currency rate fluctuations. These contracts are recorded at their fair value as either assets or liabilities on the statement of financial position. Any changes in fair value are either (i) recorded in the statement of comprehensive income (loss) if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statements of loss and comprehensive income (loss) if either not designated, or not qualified, under hedge accounting criteria.The outstanding foreign exchange currency contracts are not qualified under hedge accounting.
The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2022, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $75,206,000 and outstanding forward foreign exchange contracts to buy a total of CDN $38,000,000 in 2022 at an average rate of CDN $1.31 to US $1.00.
The following exchange rates applied during the year ended December 31, 2022:

	$US to $1.00 CDN	$CDN to $1.00 US
January 1, 2022 Opening rate	$0.787	$1.271
December 31, 2022 Closing rate	$0.739	$1.354
Fiscal 2022 Average rate	$0.769	$1.301
Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2022, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $8,361,000 recorded against net income.
If the Canadian dollar weakened 10% against the US dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.
Commodity risk
Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts.
Interest rate risk
Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2022, and 2021
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

33.    Financial instruments (cont'd):
(b)    Financial risk management (cont'd):
Interest rate risk (cont'd)
Based on cash and cash equivalents at December 31, 2022, a 1.0% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $9,127,700. If interest rates had been 1.0% higher, there would be an equal and opposite impact on net income.
Credit risk
Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.
As a result of this review for the year ended December 31, 2022, the Corporation did not recognize any additional estimated ECL impairment losses.