Form 40-F/A
period 2022-12-31
Ballard Power Systems Inc.
filed 2023-03-17
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 40-F/A
(Amendment No. 1)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2022	Commission File Number:	000-53543
____________________
Ballard Power Systems Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	3620	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code Number)	Identification No.)
9000 Glenlyon Parkway
Burnaby, BC
Canada V5J 5J8
(604) 454-0900
(Address and telephone number of registrant’s principal executive offices)
____________________
CORPORATION SERVICE COMPANY (CSC)
19 West 44th street, Suite 200
New York, NY 1000510036
(800) 927-9800
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
Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, there were 298,394,203 common shares outstanding.
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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

This Annual Report (this “Annual Report”) on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the following Registration Statements of the Registrant filed under the Securities Act of 1933: Form S-8 (File Nos. 333-225494 and 333-161807); and Form F-10 (File No. 333-254584).

DOCUMENTS INCORPORATED BY REFERENCE
The following documents of Ballard Power Systems Inc. (the “Registrant” or the “Company”) are filed as exhibits to this Annual Report and are hereby incorporated by reference herein:

●	the Registrant’s Annual Information Form for the year ended December 31, 2022;
●	the Registrant’s Audited Consolidated Financial Statements as at and for the years ended December 31, 2022 and 2021, including the notes thereto, together with the report of the independent registered public accounting firm thereon; and
●	the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2022.
EXPLANATORY NOTE
This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the year ended December 31, 2022, originally filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2023. The purpose of this Form 40-F/A is to correct an error in the Edgar tagging of certain documents comprising the Company’s previously filed Form 40-F and to refile an incorrectly dated certificate..

Other than as discussed above, all information in the Registrant’s Form 40-F is unchanged. For the convenience of readers, the Company included in the Form 40-F/A all information set forth in the previously filed Form 40-F and all exhibits thereto.

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
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
The Board has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Douglas P. Hayhurst and Janet Woodruff and James Roche, each of whom the Board has determined is independent, as that term is defined in the listing standards of the NASDAQ Global Market (“Nasdaq”) and Rule 10A-3 of the Exchange Act.
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
CODE OF ETHICS
The Registrant has adopted a code of ethics that applies to all members of its Board of Directors, as well as its officers and employees. A copy of the code of ethics is posted on the Registrant’s Internet website at www.ballard.com, and is available in print to any person without charge, upon written request to the corporate secretary of the Registrant at the principal executive offices of the Registrant provided above. If there are any amendments to the code of ethics, the Registrant intends to provide a brief description of the amendment and a copy of the amendment via its website. No waivers of the code of ethics have been granted to any principal officer of the Registrant or any person performing similar functions during the year ended December 31, 2022.
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
FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities regist85ered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Company has previously filed with the Commission a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2022 and 2021
99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2022
99.3	Annual Information Form for Ballard Power Systems Inc. for the year ended December 31, 2022
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of KPMG LLP (PCAOB ID: 85)
101	Interactive Data File, formatted as Inline XBRL
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BALLARD POWER SYSTEMS INC.

Date: March 17, 2023	By: /s/ Paul Dobson
Name: Paul Dobson
Title: Vice President and Chief Financial Officer