Form 40-F/A
period 2023-12-31
Ballard Power Systems Inc.
filed 2024-03-12
CIK 1453015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
(Amendment No. 1)

FORM 40-F/A

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
EXPLANATORY NOTE
This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the year ended December 31, 2023, originally filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2024 (the “Original 2023 Annual Report”). The purpose of this Form 40-F/A is to correct a formatting error in Exhibit 99.3 filed with the Original 2023 Annual Report. Other than as discussed above, all information in the Registrant’s Form 40-F is unchanged.

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
97.1	Ballard Clawback Policy*
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2023 and 2022*
99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2023*
99.3	Annual Information Form for Ballard Power Systems Inc. for the year ended December 31, 2023
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.6	Consent of KPMG LLP (PCAOB ID: 85)**
101	Interactive Data File, formatted as Inline XBRL
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL
* Filed as an exhibit to the Original 2023 Annual Report.
** Filed as an exhibit to the Original 2023 Annual Report. KPMG LLP is located in Vancouver, Canada.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BALLARD POWER SYSTEMS INC.

Date: March 12, 2024	By: /s/ Paul Dobson
Name: Paul Dobson
Title: Senior Vice President and Chief Financial Officer