Form 40-F/A
period 2024-12-31
Ballard Power Systems Inc.
filed 2025-03-13
CIK 1453015

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
EXPLANATORY NOTE
This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the year ended December 31, 2024, originally filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2025 (the “Original 40-F”). The purpose of this Form 40-F/A is to correct a hyperlink for the Exhibit 99.6 filed with the Original 40-F. The corrected hyperlink is included in this Form 40-F/A. Other than as discussed above, all information in the Registrant’s Original 40-F is unchanged.

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
14.1	Code of Ethics and Workplace Guidelines Policy & Supplementary Policy*
97.1	Ballard Clawback Policy*
99.1	Ballard Power Systems Inc. Consolidated Financial Statements for the years ended December 31, 2024 and 2023*
99.2	Ballard Power Systems Inc. Management’s Discussion and Analysis for the year ended December 31, 2024*
99.3	Annual Information Form for Ballard Power Systems Inc. for the year ended December 31, 2024*
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.6	Consent of KPMG LLP (PCAOB ID: 85)*
101	Interactive Data File, formatted as Inline XBRL
104	Cover Page from this Annual Report on Form 40-F, formatted as Inline XBRL
* Filed as an exhibit to the Original 2024 Annual Report.
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